Contacts:
Mark Deep	Peter Cauley	For Panorama Software:
Sr. Director of Marketing	Chief Financial Officer	Shauna MacDonald
DataMirror Corporation	DataMirror Corporation	Brookline Public Relations
905-415-0310 ext. 121	905-415-0310 ext. 271	403-538-5645
mdeep@datamirror.com	pcauley@datamirror.com	smacdonald@brooklinepr.com

DataMirror and Panorama Software Announce Strategic Partnership,
Strengthening Presence in Business Intelligence Market

Providing Scalable Solutions for Real-Time Business Intelligence That Deliver End-to-End
Business Insight and Improved Decision-Making

MARKHAM, CANADA – (October 28, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced a strategic sales and marketing alliance with Panorama Software, a leading innovator of high performance business intelligence solutions for the Microsoft® Business Intelligence platform. This partnership will expand DataMirror and Panorama’s presence in the business intelligence market with the introduction of a single solution that combines DataMirror’s unique, real-time data integration technology and Panorama’s robust performance management and business intelligence applications for the Microsoft platform.

“This partnership allows Panorama and DataMirror to combine technical expertise and knowledge to help organizations realize more value from their information,” says Mike Delgado, Director, Sales and Alliance, Panorama Software. “For Panorama, this relationship supports our partnership program and allows us to provide our customers with proactive and superior business intelligence solutions worldwide. We look forward to working with DataMirror and helping customers achieve successful results.”

Through this agreement, organizations can leverage Panorama 4.0 and DataMirror Transformation Server® 5.2, a real-time, multi-platform data integration solution, to gather data from multiple sources and flow it into enterprise systems with increased volume and speed. The combined solutions provide organizations with access to rapid, real-time data that allows them to effectively discern trends, patterns, and relationships to make better business decisions faster. With complete insight into business operations, organizations can improve profitability, increase revenues, reduce costs, and mitigate competitive risks.

Panorama Software extends the Microsoft Business Intelligence platform through interoperable corporate performance management and business intelligence solutions that integrate analysis, reporting, and performance measurement information into a single, comprehensive solution. Panorama’s Microsoft-based solution enables online analytical processing (OLAP), enterprise reporting, performance monitoring, and automated information delivery. Panorama’s solutions are used by customers industry-wide, including ADP, Barclays Bank, Knight Ridder Newspapers, L’Oreal, Visa, and Toys “R” Us—many of which are also DataMirror customers.

“Our partnership with Panorama Software delivers complete, seamlessly integrated technologies that allow organizations to leverage their existing Microsoft investments to gain complete visibility into business operations,” says Rean Pretorius, Senior Vice President, Global Channel and Alliances, DataMirror. “Together Panorama and DataMirror provide a best-in-class business intelligence solution that provides organizations with the ability to make more informed business decisions based on current and accurate data. Moving forward, DataMirror and Panorama will explore more technology innovations and develop joint relationships with customers worldwide.”

About Panorama Software

Panorama Software helps global organizations unlock the hidden value of their information assets to improve business performance and results. Panorama extends the Microsoft platform through integrated business intelligence and corporate performance management solutions. With Panorama, decision makers at all levels and functions can easily analyze data, quickly create and distribute reports, and proactively measure performance. Companies gain a greater understanding of their business and make better decisions. These informed decisions improve profitability, increase revenues, reduce costs and time to market, and mitigate competitive risks.

Panorama, a leading innovator of business intelligence solutions, supports customers worldwide in industries such as financial services, manufacturing, retail, healthcare, telecommunications, and life sciences. Panorama has more than 150 partners in 30 countries and maintains offices throughout North America and EMEA.  More information is available at www.panorama.com.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.